UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number: 001-38307

ReTo Eco-Solutions, Inc.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On March 15, 2021, ReTo Eco-Solutions, Inc. (the “Company”) dismissed its independent registered public accounting firm, Friedman LLP (“Friedman”).

(ii)	The report of Friedman on the financial statements of the Company for the fiscal years ended December 31, 2019 and 2018, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the financial statements of the Company for the year ended December 31, 2019 contained an uncertainty about the Company’s ability to continue as a going concern.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Company.

(iv)	From the time of Friedman’s engagement up to March 15, 2021, the date of dismissal, (a) there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On March 15, 2021, the Company provided Friedman with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On March 15, 2021, the Audit Committee approved the appointment of YCM CPA Inc. (“YCM”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2020 and December 31, 2019 and any subsequent interim periods through the date hereof prior to the engagement of Friedman, neither the Company, nor someone on its behalf, has consulted YCM regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from Friedman LLP addressed to the U.S. Security Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2021	ReTo Eco-Solutions, Inc.

	By:	/s/ Hengfang Li
	Name: Title:	Hengfang Li Chief Executive Officer

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